IGRE

Capital Holdings, LLC

Investment Grade R.E. Income Fund, LP

August 1, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Investment Grade R.E. Income Fund, LP
Request for Withdrawal of Post Offering Amendment Submitted on Form 1A-POS
CIK No. 0001798925
File no. 024-11181
Acession No. 0001493152-23-024980

To whom it may concern,

Investment Grade R.E. Income Fund, L.P. (the “Registrant”) by this letter is notifying the Securities and Exchange Commission (“SEC”) of an inadvertent filing submitted via EDGAR.

On July 20, 2023 as result of clerical error, the Registrant caused a post offering amendment on Form 1A-POS to be filed (Acession No. 0001493152-23-024980) prematurely (the “Erroneous Filing”). The Registrant is hereby withdrawing the Erroneous Filing. A corrected Form 1A-POS will be filed shortly. For avoidance of doubt, it is not Registrant’s intention to withdraw the offering, only the Erroneous Filing. Please also be advised that no securities were sold or offered to be sold, pursuant to the Erroneous Filing.

Should you require anything further on this matter, please notify Jason E. Luhan at (805) 690-5389 or jel@igrefund.com

Respectfully submitted,

Investment Grade R.E. Income Fund, LP

By:	/s/ Jason E. Luhan

831 State Street, Ste. 280 Santa Barbara, CA 93101 info@igrefund.com (805) 690-5389 www.igrefund.com